# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Life Imaging Fla, Inc.
330 3rd st s unit 605
Saint Petersburg, FL 33701
lifeimagingfla.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Life Imaging Fla, Inc.
**Address:** 330 3rd st s unit 605, Saint Petersburg, FL 33701
**State of Incorporation:** DE
**Date Incorporated:** July 17, 2019

## Terms:

**Equity**

**Offering Minimum:** $10,000.00 | 5,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 535,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.00
**Minimum Investment Amount (per investor):** $200.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 |2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

*All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares

they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

We do preventative screening for the early detection of the two of the biggest killers of humans on the planet, Heart Disease and cancer using EBT ct scanner. We use the first FDA approved EBT scanner for early detection of Heart disease. We have developed a unique proprietary model that makes Heart and full-body cancer screening affordable for everyone, early detection absolutely saves lives!

### Competitors and Industry

We have taken a proprietary direct marketing approach that is unique to us. We have developed a way to make Heart Scans and full-body cancer screening affordable for everyone. Our unique proactive business model saves lives on a regular basis, rather than a reactive approach used in medicine until now for both heart disease and cancer because insurance will in most cases not pay for any preventative screening like this. Our unique and affordable proactive business model is very effective at saving lives due to early detection. We are one of only two company's in the U.S. with this all-cash pay affordable screening system.

### Current Stage and Roadmap

The founder did a soft opening under another company to determine the effectiveness of both the marketing and fulfillment process. The founder did over 500k in sales in the first 4 months in the Tampa Bay area with another company (with a net profit of approximately $195,134.00 in the first 3 months of operation). Life Imaging has everything in place now to expand into the South Florida market. The Miami metro market is over twice the size of Tampa Bay with over 7m people, 8th largest market in

the U.S. and is full of retired Baby Boomers that have retired well in Florida and would like to live a Happy Healthy retirement. They are our ideal customer 45-75 yrs old both male and female. The average median income in Tamps is about 48k its 72k in Miami Metro market. This includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton. This area is collectively known as the "Gold Coast" It simply is one of the nations leading retirement areas and ideal for Life Imaging! There is no one in this market operating with our business model.

We will expand into the Miami metro market as soon as funding is complete, within the next 100 days or so. ASAP, Myself and my Partner Judy Richburg and my sales director Steve Fennell are all moving there as well.

## The Team

**Officers and Directors**

**Name:** J. Thomas Graham

J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO, Secretary and Chief Operating Officer
  **Dates of Service:** January 01, 2019 - Present
  **Responsibilities:** Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development, customer service ect...... 100k salary once we get going. My equity depending on how much we raise will be around 60-70% I think the raise if we raise the 1.07m equity is about 27%.

Other business experience in the past three years:

- **Employer:** Innovative Business Resources Inc.
  **Title:** President/ CEO
  **Dates of Service:** December 01, 2014 - Present
  **Responsibilities:** Business Consulting, Business development, VC, Unique direct marketing platforms. Innovating in all areas of business growth.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed

companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be some assurance that the Company will be able to find sufficient demand for our product as we have a very unique tested business model in this space and no specific competition we are aware of. We do feel that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Health industry or any entity wanting to invest in our Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*

The Company, is offering common stock in the amount of up to 1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is not likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

*Minority Holder; Securities with Voting Rights*

The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a

limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *Minority Holder; Securities with No Voting Rights*

The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

### *You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### *Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

### *We are an early stage company and have not yet generated any profits*

Life Imaging Fla Inc. was formed on July 15th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Imaging Fla Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### *We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and effectively only some revenue. If you are investing in this company, it's because you think that Life Imaging Fla. Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have turned only a small profit and there is no assurance that we will ever be more profitable.

### *This offering involves "rolling closings," which may mean that earlier investors may*

*not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| J. Thomas Graham | 1,500,000 | Common Stock | 100.0 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

### *Common Stock*

The amount of security authorized is 4,000,000 with a total of 1,500,000 outstanding.

### *Voting Rights*

1 vote per share

### *Material Rights*

There are no material rights associated with Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $150.00
  **Number of Securities Sold:** 1,500,000
  **Use of proceeds:** Money used to incorporate the company
  **Date:** July 17, 2019
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

Without making revenue with the crowdfunding campaign, we can operate for 12 months.

**Foreseeable major expenses based on projections:**

Advertising, lease on equipment, office space and payroll are the biggest expenses we will incur.

**Future operational challenges:**

After getting the priceless insight and knowledge from our consultant the only other person we know of who has been operating very successfully for over 5 years in this very same business model in another State. And doing the soft opening we did to test the sales and marketing we feel very confident in our ability to succeed.

**Future challenges related to capital resources:**

If we achieve the maximum equity raise amount we feel we are well funded to operate fully for up to 12 months, we feel we can achieve profitability prior to this timeline!

There are no other future plans to raise monies if we raise the maximum amount with StartEngine we will be fully funded for planned growth.

**Future milestones and events:**

Once we open the first location in South Florida, we feel we can scale the business by simply opening a second and third location and just cookie-cut the success in different strategic markets we pick out.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

I have a promisarry note for 476k from a sale of another business coming in over the next 16 months I am committing to the busienss. In addition to the equity crowd funding campaingn we are about to begin with Start Engine.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

These funds are very important to allow us to scale the business on much quicker time frame. I am very confident in our ability to scale the business organically from cash we generate but it would take much longer. With this influx of cash we believe we will have money needed to get at least 3 location opened very quickly.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

Depending on how much we raise it will make up at least half of the money needed to scale the business. I would say these funds are necessary to create scalability sooner rather than later.

If we raise the full $1.07M, that will make up 99% of our funds.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise the minimum we will be able to operate with one location only for approximately 6 months. This is based on Payroll, office lease, advertising, cost of the scanner monthly maintenance.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise the maximum we will be able to operate with one location only for approximatley 12 months. This is based on Payroll, office lease, advertising, cost of the scanner monthly maintenance.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

No other future plans to raise monies if we raise the max amount with start engine we will be fully funded for planned growth.

## Indebtedness

- **Creditor:** J. Thomas Graham
  **Amount Owed:** $5,746.00
  **Interest Rate:** 0.0%
  **Maturity Date:** January 01, 2020

## Related Party Transactions

- **Name of Entity:** J. Thomas Graham
  **Relationship to Company:** Officer

**Nature / amount of interest in the transaction:** J. Thomas Graham, the Company's CEO and majority shareholder.

**Material Terms:** During the period ended July 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150. During the period ended July 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At July 31, 2019, the amount of advances outstanding is $5,696, respectively, and are recorded under 'Advances – Related Party' on the consolidated balance sheets.

## Valuation

**Pre-Money Valuation:** $3,000,000.00

**Valuation Details:**

We have a proprietary business model from both a marketing standpoint as well as making this type of preventative screening for early detection of both Heart Disease and Cancer now affordable for almost everyone. We will be the only company in our markets doing what we do saving lives on the regular. I have a good friend that I learned the business from that is also serving as a paid consultant for our first 9 months of operation. He has a very successful identical business in another city and state for the last seven years. I, the founder, also did a soft opening in the Tampa Bay area to test the business model we generated $529,325.00 with a net profit of approximately $195,134.00 in the first 3 months of operation under a different company in the Tampa Bay area, this was done with only one sales representative in place, we will have 4 or 5 sales reps at our new location in South Florida. Life Imaging estimates that it can generate 2-3m the first year with a profit of approximately 1-2 million dollars. In addition, I have over the past 20 years built from scratch and sold several companies. The last company I built over 5 years doing over 3m in revenue per year. My passion is to build a successful business, this time we get to do it while doing good on the planet, by making people aware of this life saving affordable early detection system for the two biggest killers of people on the planet, Heart Disease and cancer!

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *StartEngine Platform Fees*
  93.0%

StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Working Capital*
  32.0%
  Purchase an EBT scanner

- *Marketing*
  20.0%
  Buy advertising from local radio and tv, hire local branding agency in the local market.

- *Company Employment*
  22.0%
  Hire new employees

- *Office Space*
  19.0%
  We will secure medical office space in south Florida

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lifeimagingfla.com (www.Lifeimagingfla.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements

until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/life-scan

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Imaging Fla, Inc.

*[See attached]*



**LIFE IMAGING FLA, INC.**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


As of January 1, 2019 (Inception) to December 31, 2019

**LIFE IMAGING FLA, INC.**

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

**FRUCI & ASSOCIATES II**
A Professional Limited Liability Company

To Management of Life Imaging FLA, Inc.
330 3<sup>rd</sup> St S Unit 605
St. Petersburg, FL 33703

We have reviewed the accompanying financial statements of Life Imaging FLA, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for the period of January 1, 2019 (date of inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Life Imaging FLA, Inc.'s date of inception was January 1, 2019 and has not yet begun operations as of December 31, 2019, relies on management to fund operations, and has incurred a net loss. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

*Fruci & Associates II, PLLC*

Spokane, WA

April 27, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**LIFE IMAGING FLA, INC.**

BALANCE SHEET

As of December 31, 2019

(unaudited)

|  | 2019 |
|---|---|
| Assets |  |
| Current assets: |  |
|   Cash | $ - |
|     Total current assets | - |
| Total assets | $ - |
| Liabilities and stockholders' equity |  |
| Current liabilities: |  |
|   Bank overdraft | $ 63 |
|   Advances - related party | 13,600 |
|     Total current liabilities | 13,663 |
| Total liabilities | 13,663 |
| Commitments & contingencies | - |
| Stockholders' equity |  |
|   Common stock, 4,000,000 shares authorized, $.0001, par value; |  |
|     1,502,424 shares issued outstanding at December 31, 2019 | 150 |
|     Additional paid-in capital | 4,848 |
|   Accumulated deficit | (18,661) |
| Total stockholders' equity (deficit) | (13,663) |
| Total liabilities and stockholders' equity | $ - |

See accountants' review report and accompanying notes to the financial statements.

**LIFE IMAGING FLA, INC.**
STATEMENT OF OPERATIONS
From January 1, 2019 (Inception) to December 31, 2019
(unaudited)

|  | 2019 |
|---|---|
| Revenue | $                      - |
|  |  |
| Operating expenses |  |
| General and administrative | 1,522 |
| Travel expenses | 2,783 |
| Owners compensation | 3,941 |
| Other operating expenses | 10,415 |
| Total operating expenses | (18,661) |
|  |  |
| Net loss before income taxes | (18,661) |
| Provision for income taxes | - |
| Net loss | $            (18,661) |

See accountants' review report and accompanying notes to the financial statements.

3

**LIFE IMAGING FLA, INC.**
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
From January 1, 2019 (Inception) to December 31, 2019
(unaudited)

| | Common Stock | | APIC | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **January 1, 2019 (inception)** | - | $ - | $ - | $ - | $ - |
| Issuance of founder shares | 1,500,000 | 150 | | | 150 |
| Issuance of investor shares | 2,424 | - | 4,848 | | 4,848 |
| Net income (loss) | | | | (18,661) | (18,661) |
| **Balance - December 31, 2019** | 1,502,424 | $ 150 | $ 4,848 | $ (18,661) | $ (13,663) |

See accountants' review report and accompanying notes to the financial statements.

4

**LIFE IMAGING FLA, INC.**

STATEMENT OF CASH FLOWS

From January 1, 2019 (Inception) to December 31, 2019

(unaudited)

|  | 2019 |
|---|---|
| Cash flows from operating activities |  |
| Net income (loss) | $ (18,661) |
| Adjustments to reconcile net income (loss) to net cash |  |
| provided (used) by operating activities: | - |
| Changes in operating assets and liabilities: |  |
| Related-Party Advances | 13,600 |
| Bank overdraft | 63 |
| Net cash used by operating activities | (4,998) |
|  |  |
| Cash flows from financing activities |  |
| Funds received from issuance of equity securities | 4,998 |
| Net cash provided by financing activities | 4,998 |
|  |  |
| Net decrease in cash and cash equivalents | - |
| Cash and cash equivalents, beginning | - |
| Cash and cash equivalents, ending | $ - |
|  |  |
| Supplemental cash flow information: |  |
| Cash paid during the period for: |  |
| Interest | $ - |
| Income taxes | $ - |

See accountants' review report and accompanying notes to the financial statements.

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using an Electronic Beam Tomography (EBT) CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates

Risks and Uncertainties

As of December 31, 2019, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred.  During the years ended December 31, 2019, the Company recognized $449 in advertising costs, recorded under 'Other operating expenses' on the statement of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a tax net operating loss (NOL) of $18,661 for which it may receive future tax benefits. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118"), which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

Subsequent to December 31, 2019, the Company continued to sell 39,277 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $73,530 and had a subscription receivable of $14,720 related to the sale of these shares as of April 27, 2020.  In connection with this offering, the Company incurred offering costs of $9,235

The Company has evaluated subsequent events from December 31, 2019 to April 27, 2020, the date the financial statements were issued, and has determined that there are no items other what is disclosed above.

## NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $18,661 and is in the startup phase, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

## NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets.

During the period ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150.

## NOTE 4 – STOCKHOLDERS' EQUITY

At December 31, 2019, the Company has 4,000,000 authorized shares of $.0001 par value common stock.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 2,424 shares to investors, totaling $4,848.

At December 31, 2019, the Company had 1,502,424 shares issued and outstanding.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


# Life Imaging
"We scan for Life"



⊙ Website     📍 Saint Petersburg, FL          HEALTH TECH

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur.

## $111,086 raised ⓘ

| | |
|---|---|
| **182** Investors | **1** Days Left |
| **$2.00** Price per Share | **$3M** Valuation |
| **Equity** Offering Type | **$200.00** Min. Investment |

**INVEST NOW**

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview     Team     Terms     Updates<sup>10</sup>     Comments          ♡ Follow

---

# Reasons to Invest

- Pilot project conducted under a different company yielded approximately 37% profit margin with over $500k in revenue in just 4 months..

- Two of the largest causes of death makes this one of the biggest target markets.

- With limited operating costs, the company is easy to scale to other locations with large profit margins.

# Bonus Rewards

Get rewarded for investing more into Life Imaging

### $200+
**Investment**

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra[m] please see the Offering Summary section below.


OVERVIEW

Life Imaging is a health screening service that takes the guesswork out of preventative care. With a proven unique direct marketing approach, we have already seen exponential growth in just a few months. Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur. **Using our FDA approved world's fastest and most accurate low-dose EBT scanning,** this non-invasive tool is fast, accurate and painless and can help prevent a myriad of diseases and help protect our loved ones. Early detection absolutely saves lives! Peace of mind through prevention! We now have a choice—no one needs to be a statistic any longer.

*"Taking the guesswork out of preventative care."*

### THE PROBLEM

## The US is **not good at preventative care**

The U.S. is embroiled in a **complicated, expensive health care system that does not have the best interest of the people it serves.** Any kind of research or testing of medicine is heavily inflated, which leaves millions of people in the dark about the underlying health issues they may be having.

There is nothing we fear more in life than death. Whether from old age or from a freak accident, a long battle with a disease or suicide, death is an event that has a momentous impact on families, communities, even nations. One thing holds true in every scenario--death is always a hard experience.

What if I told you some of these deaths are not only preventable, but the prevention method is affordable? Too many people are dying from heart disease, cancer, and other fatal diseases that can be detected early using simple technologies.

### THE SOLUTION

## Modern methods to **save lives, affordably**

Life Imaging has seen the loss of life first hand, and we have set out to reduce preventable deaths in the U.S. We have developed a solution that will help solve our national health crises of Heart Disease and Cancers.

**$200+**

Investment

**Thank you Tier!**

Featured on our website.

**$1,000+**

Investment

**Invest $1,000**

2 Free heart scans ($700 value!)

**$2,500+**

Investment

**Invest $2,500**

2 Free full-body scans includes he scan ($3,800 value!)

**$5,000+**

Investment

**Invest $5,000**

VIP tier + 5% Bonus shares: Full 2 y of all scans the full body and hear total of 4 FB scans includes heart s they can give 2 away to family mer or friend or do two each over 2 yea 5% bonus shares

**$20,000+**

Investment

**Invest $20,000**

Florida ft Lauderdale 3 days 2 nigh beach resort stay and two full bod heart scan packages + 10% bonus

**Our FDA approved EBTC scanners can easily detect many of these diseases before a patient shows any symptoms sometimes decades ahead using only 10% of the radiation of a normal CT scanner.** Life Imaging scanning protocol does not use any dyes, no need to take any clothing off, and only takes about five minutes.

Full body scans can cost thousands of dollars through insurance and other medical providers and It is unlikely your Doctor would even give you a script for a full body scan to begin with.  Our packages are **just a few hundred dollars a scan, making our body scans incredibly affordable**. Now, everybody can get scanned and we can save lives every day.



OUR TRACTION

# More than a proof of concept

Prior to setting up Life Imaging, we set out to test the market. The founder did a soft opening in Tampa Bay under a different company, and within 4 months and with just two sales consultants, we produced some pretty extraordinary results. With an expected extraordinary income margin of approximately 37%, we expect to get to **$3M in revenue numbers within the first full year of operation.**

**In our 4 month pilot, under a different company, we hit some great numbers:**

| $532k+ | 195k+ | ~37% |
|---|---|---|

Gross Revenue          Gross Profit          Margins

THE MARKET

# Two of the **largest causes of death**, and growing

Heart Disease

- 1,600,000 people suffer a heart attack every year
- 50% of the men and 64% of the women who die suddenly of coronary artery disease had no prior symptoms!
- In 2012, $411 Billion was spent on coronary heart disease, a large portion of which was paid by consumers
- Approximately 48% of all Americans will suffer some degree of coronary artery disease
- For 150,000 people, the first sign of heart disease will be their fatal heart attack

Source



*Every 26 seconds someone will suffer a coronary event, and every minute, someone will die from one.*

## Cancer Statistics

Cancer Statistics

**Cancer Statistics**

- In 2018, an estimated 1,735,350 new cases of cancer will be diagnosed in the United States and 609,640 people will die from the disease
- In 2016, there were an estimated 15.5 million cancer survivors in the United States. The number of cancer survivors is expected to increase to 20.3 million by 2026
- Approximately 38.4% of men and women will be diagnosed with cancer at some point during their lifetimes
- In 2017, an estimated 15,270 children and adolescents ages 0 to 19 were diagnosed with cancer and 1,790 died of the disease
- Estimated national expenditures for cancer care in the United States in 2017 were $147.3 billion

Source



WHAT WE DO

## Making **preventative care... easy!**

Patients simply come in learn about our process and get scanned, and we provide them with an easy to read the detailed report. Depending on the report, we will get the information to their doctor help them set up the next steps.

For example, if a patient results show a high calcium score, we will forward that information to their doctor can tell them they need to do x, y, and z and we can **set a plan for doing annual screenings** to see any improvements in our

Preferred Care program. Heart Disease is reversible in most cases. We make the process as smooth and affordable as possible.

One of the biggest complaints we hear about the healthcare industry is that there is a lack of transparent pricing. With good understanding and knowledge we provide to the consumer along with affordable pricing, a simple location, and easy operation, **we take the guesswork out of preventative care.**

No dyes, no taking off of clothes and you're done in 5 minutes!



HOW WE ARE DIFFERENT

## Affordablity, **without sacrificing quality**

**Quality -** Our Life Imaging facilities use licensed radiologists rather than doctors, which allows us to maintain the highest quality experience at a lower cost to the patients.

**Affordability -** With bundled payments, the cost per scan is 70% cheaper than traditional scans. Not only this, reactive treatment is shown to cost more to the consumer than preventative medicine.

**Ease of use -** With scans that take only five minutes, and detailed reports with 98% accuracy provided same day, convenience is one of our core values.

THE BUSINESS MODEL

# Direct to consumer

Since our soft opening, we have done over **half a million dollars in revenue.** While that is remarkable in itself, what's even more exciting for us is that we have developed a very unique direct marketing model that will help us grow. We achieved fast results by blanketing the market with TV, Radio and Social media advertising we offer free complimentary Heart Scans to potential patients valued at 499.00 dollars. We plan to continue expanding our proprietary Preferred Care program that involves individual scans and bundling for annual Heart and Cancer screening over 3, 5, and 7 years. We will also work with a branding agency to promote our concept and educate the public to understand we now have a choice when it comes to Heart Disease and Cancer!

Our partner, a friend of mine who gave us this concept, he is one of the few operators in the space if not the only one with this same business model, and has been operating this business model in another city and state going on 8 years now, he is consulting for Life Imaging, and has almost 10,000 recurring patients. He has had to bring a second ebt scanner into his office to keep up with the demand.

THE VISION

# Expand, expand expand!

We already have over 120 paying customers since our soft opening under another company, **yielding about $532,000 in revenue in the first four months.** Under this different company we have generated approximately a 37% margins and a net income of over $195,000. We then formed Life Imaging later once we knew it would work!

To say Life Imaging is already operating successfully is an understatement. With your investment, **we will expand into South Florida's gold coast** the premiere retirement destination and the 8th largest market in the U.S. with 7m people, we will secure and furnish our medical office space of approximately 3500 sq ft. We will ship our newly acquired EBTC CT scanner to our new expanding location and will begin working work with local radio and TV and social media advertising to blanket the market and to provide education and our life savings screening services to all of South Florida. Once we establish our selves with success in south Florida we will look for other good areas to then scale our business even further with a second and third location!



Our plan is to open and expand in the South Florida location and then move on to two or three other locations over the next few years. Based on the founders soft opening revenue in the Tampa Bay area under the other company and our consultants 8 years of success in this unique business model we will have net profit of approximately 2 million per location with less than ten employees per location. We have also recently had discussions with one of the biggest Franchise groups in the US. They are very interested in developing Nationwide Franchise business opportunity with Life Imaging. This will allow us to easily expand our amazing business across the US allowing for many more life saving opportunities and revenue far beyond our own imaginations!

## Our Trust-amonials

### Thank you Lifescan!!

*Getting my free heart scan was the best thing Icould have done.*

*- Pat G*



### I no longer need to worry

*With their Long Life Care program I can get scanned annually and know I am continuing to be cancer free.*

*- James W*



## WHY INVEST

Unfortunately, chances are you have a friend or a loved one who has been affected by a serious or fatal health condition. Based on the statistics, far too

many of us have had to let go of someone we love. The worst part is, conditions such as heart disease and cancer are often preventable with the right screening.



The Life Imaging's team is no stranger to tragedy. We have also lost those dear to us, so we are as determined as anyone to make sure no one has to go through the same pain. Preventative care is an easy step that everyone can take, and the life-saving statistics backing these scans have an overwhelming amount of positives. We have found an affordable way to make sure everyone can have access to this life-saving information.

# Meet Our Team



**James T. Graham**

# James T. Graham

## President/CEO, Secretary and Chief Operating Officer

*Mr. Graham has spent the last 25 years as a serial entrepreneur. He has started from scratch and sold several successful companies over his career. The company he built from 2004 to 2009 he did almost 40m in revenue with over 100 employees and did 18m in gross revenue in 2009, before selling the business to a Private Equity Firm for $3M. Mr. Graham then semi retired and went on to fulfill his passion of race car driving and raced professionally in the Trans am Pro series for over a year, before developing and producing a racing pilot for reality T.V. From there Mr. Graham also started a record label and management company due to his love of music. Mr Graham has enjoyed success in many areas of his life, he is humble yet aggressive in his approach to life and business. After Mr Graham saved his dog from cancer who had been given 3 months to live in 2014, thru wholistic medicine Mr Graham began to see the wonderful results of preventive medicine from a holistic point of view, his dog lived for over 2 more healthy years. This on top of the fact he lost both of his parents to cancer his mother at an early age inspired and lead him to forming Life Imaging a couple years later. He saw the enormous need for this simple life saving preventative screening for two of the top killers on the planet, Heart Disease and Cancer. After learning about the powerful Life saving EBT scanner screening can actually saves lives on a regular basis from a friend in the business he had reconnected with in late 2016. He has now developed a way to make this affordable for everyone not just the wealthy and is now using this proactive approach to save lives using the worlds fastest and most accurate FDA approved scanner to educate and provide peace of mind thru prevention to as many people as possible including himself and his loving family members, friends, and God willing the world!*

## Offering Summary

**Company** : Life Imaging Fla, Inc.

**Corporate Address** : 330 3rd st s unit 605, Saint Petersburg, FL 33701

**Offering Minimum** : $10,000.00

**Offering Maximum** : $1,070,000.00

**Minimum Investment Amount (per investor)** : $200.00

## Terms

**Offering Type** : Equity

**Security Name** : Common Stock

**Minimum Number of Shares Offered** : 5,000

**Maximum Number of Shares Offered** : 535,000

**Price per Share** : $2.00

**Pre-Money Valuation** : $3,000,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

**Early Bird**

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 | 2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

*All perks occur after the offering is completed*

**The 10% Bonus for StartEngine Shareholders**

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

---

Offering Details

Form C Filings

SHOW MORE

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

---

## Updates

### Notice of Funds Disbursement

13 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Notice of Funds Disbursement

21 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Material Change in Offering

29 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Life Imaging offering. Here's an excerpt describing the specifics of the change:

*Extended length of campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Life Imaging offering. Here's an excerpt describing the specifics of the change:

*Extended length of campaign.*

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

**END OF UPDATES**

## Comments (50 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy · Terms

**Post**

**adam lee** `3 INVESTMENTS` 2 days ago
will this be covered by insurance companies?

> **Tom Graham** - *Life Imaging* 18 hours ago
> Hi Adam no it is not covered by insurance yet, but we have built a model that makes it affordable for everyone with annual screenings, this is part of our secret sauce if you will. Now its just a matter of getting this amazing information regarding ct scanning for preventative screening out to the masses and make people aware there is way to stay ahead of the two deadliest diseases known to man, Heart disease and cancer with life saving results. WOW!!

**Douglas Szymanski** `2 INVESTMENTS` 5 days ago
hi Tom. What I see in this CF offering def piques my interest. I have many questions. But, to start, according to your bio above, you have been a serial entrepreneur for 25 years. What are the startups you have successfully launched over that time? What was the average return for your investors -- please list for each startup? ALSO, it states you had a biz from 2004 - 2009 that made $40 million over that timeframe, and in 2009 it made $18 million of that $40 million. But, you sold it to a private equity firm for $3 million in 2009?!? Why did you sell it so cheap?

**Anthony Tarkowski** `5 INVESTMENTS` 12 days ago
You didn't answer my questions. I will watch the documentary but still would like to know the

cost of the scanner?

**Tom Graham**   - **Life Imaging**   12 days ago
Ct scanners vary in cost you can buy a brand new GE ct scanner for 800k or so, We can also get a used refurbished scanner that comes with warranty and service contract for 150-200k whish is what we will do ebt scanners are hard to find and they are also less expensive but come with warranty and maintenance agreement for around 200k. In regards to your question about cost of scans we offer heart scans and full body cancer screening as a package this allows for big savings to the consumer. Hope this answers your questions?

---

**Anthony Tarkowski**   `5 INVESTMENTS`   12 days ago
I see someone asked the question on cost of equipment with no answer provided. Can you provide the cost for a scanner? Also if someone gets the Heart scan and the cancer scan at the same time is the cost lower?

**Tom Graham**   - **Life Imaging**   12 days ago
Hi Anthony, So there are several manufacturers of Ct scanners now, however the first and most accurate FdA approved for Heart scans was the EBT scanner. ( electron beam tomography scanner over 20 years ago.) General Electric bought the company over 20 years ago from the inventor of the ebt scanner. Its a complicated story but if you go to youtube and watch the widow-maker it will make since. Since GE bought the technology and shelved it they came out there own version of ct scanners like lots of other manufacturers. We don't claim to have unique technology but we do claim our preventative approach to ct scanning saves lives and rather than being reactive to medicine we are proactive! That's what sets us apart, also as we have developed a way to make it affordable or everyone. Please watch the documentary the widow maker it will all make since. Let me know your thoughts after seeing the documentary please? I would love to hear your thoughts? Good question and thank you!

---

**Leonardo Lee**   `SE OWNER`   `26 INVESTMENTS`   13 days ago
What are your revenue goals (not projections) for the next 5 years?

---

**DOUGLAS JORDAN**   `3 INVESTMENTS`   `INVESTED`   14 days ago
Awesome preventive care.

**Tom Graham**   - **Life Imaging**   14 days ago
Thanks Doug, Yes preventative screening truly saves lives. Hope to have you join this life saving business and make a difference.

---

**Mario Teel**   `SE OWNER`   `22 INVESTMENTS`   a month ago
Hello Mr. Graham, I was wondering how many of these machines do you current have in stock? Do you plan on branching out to other states I see you are mostly based in Florida from the prior comments? If a doctor were to provide such test what would be a suggested price point? In our current situation do you think your product could test the lungs for COVID-19 being that it is a scanner? I noticed that it said that your maximum hit at 10K, How much does it cost to make this product, and will you do further raises to generate more money? My mother is a cardiac patient and has to get tested every 3 months ( stress test, EKG) wondering why this scan hasn't made it The State of NY this would be a great preventative product. Lastly how do you sell this product So you rent? or lease? Thank you very much.

**Tom Graham**   - **Life Imaging**   14 days ago
Hi Mario, We are going to be purchasing our first ct scanner in the near future. We do plam on opening in different states we are starting in South Florida as it is the 8th largest market in the US and full of baby boomers that have retired well. In medical pricing varies depending in what part of the country you live in. Full body cancer screening can typically run thousands of dollars. We found a way to provide these scans for $350-550 dollars making iot affordable for everyone. I dont think we can see the virus in people so this is not applicable. We will need the ct scanner for each location as we grow the business. In regards to your mother i recommend getting her a hearts scan with a calcium score to see how much blockage is in here arteries around and in the heart. The ekg and stress test cannot accurately help her to see how much blockage there is which is most important. We





cannot accurately help her to see how much blockage there is which is most important. We don't sell or rent the scanners we own them and then provide the service of early detection of heart disease and cancer. thank you for the good questions and interest in Life Imaging!

**Sheena Patel** 11 INVESTMENTS 3 months ago
What is the cost of these services to the public? Estimated? Based on the values listed in the perks, these services seem out of reach for the majority of the American public.

**Luke Nwizu** SE OWNER 7 INVESTMENTS 3 months ago
Please what is special about your scan Radiation free? please explain a little and in plain English like you would to your patients. thanks

**Tom Graham** - Life Imaging 3 months ago
Luke the EBT scanner (Electron Beam Tomography) has 10% of the radiation of the standard other scanners out there. It varies from different manufacturers and models, the good news is we get it! EBT scanners are older technology but still very fast and FDA approved and very accurate for Heart and lung scanning. No ct scanners are radiation free but at life imaging we want to provide the lowest dose radiation possible. It is far less radiation than just walking around on the planet annually.

SHOW MORE COMMENTS

About

Our Team
Equity Crowdfunding 101
Blog
Careers
Reserve StartEngine Shares

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

start engine

©2020 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.



**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

No Video Present.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.